Cause No. 25-BC01B-0026

Jeremy Ford; Amy Ford Prestidge as Trustee of 2004 Ford Daughters' Trust; Amy Ford Prestidge, Maegan Ford Nicholson, Jordan Ford, and Jeremy Ford as Trustees of Ford Secure Trust; Jordan Ford and Jeremy Ford as Trustees of Hunter's Glen/Ford Trust; Amy Ford Prestidge as Trustee of 2009 Ford Daughters' Trust; and Jordan Ford and Jeremy Ford as Trustees of 2009 Hunter's Glen/Ford Trust, *Plaintiffs*, v. Gerald J. Ford; Diamond HTH Stock Company, LP; Diamond HTH Stock Company GP, LLC; Diamond A Financial, L.P.; Rio Hondo Land & Cattle Company GP, LLC; Ford Diamond Corporation; Gerald J. Ford as Trustee of Turtle Creek Revocable Trust; Diamond A Racing Corporation; Hunter's Glen/Ford, Ltd.; Rio Hondo Land & Cattle Company, L.P.; and Rio Hondo Land & Cattle Company; *Defendants*.	In the Business Court of Texas First Division

RULE 11 AGREEMENT AS TO HILLTOP HOLDINGS INC. PENDING PROCEEDINGS ON PLAINTIFFS' APPLICATION FOR TEMPORARY INJUNCTION

Plaintiffs Jeremy Ford; Amy Ford Prestidge as Trustee of 2004 Ford Daughters' Trust; Amy Ford Prestidge, Maegan Ford Nicholson, Jordan Ford, and Jeremy Ford as Trustees of Ford Secure Trust; Jordan Ford and Jeremy Ford as Trustees of Hunter's Glen/Ford Trust; Amy Ford Prestidge as Trustee of 2009 Ford Daughters' Trust; and Jordan Ford and Jeremy Ford as Trustees of 2009 Hunter's Glen/Ford Trust ("Plaintiffs") and Defendants Gerald J. Ford; Diamond HTH Stock Company, LP; Diamond HTH Stock Company GP, LLC; Diamond A Financial, L.P.; Rio Hondo Land & Cattle Company GP, LLC; Ford Diamond Corporation; Gerald J. Ford as Trustee of Turtle Creek Revocable Trust; Diamond A Racing Corporation; Hunter's Glen/Ford, Ltd.; Rio Hondo Land & Cattle Company, L.P.; and Rio Hondo Land & Cattle Company ("Defendants") file this agreement to inform the Court of the parties' agreement as specifically set forth herein pending proceedings in connection with Plaintiffs' forthcoming Application for a Temporary Injunction.

1. Plaintiffs filed their Original Petition on July 1, 2025, seeking declaratory relief and specific performance.

2. The next day, on July 2, 2025, Plaintiffs' counsel emailed a copy of the Original Petition to Defendants' counsel, who acknowledged receipt the same day.

3. On July 8, 2025, the parties memorialized and jointly filed in this Court a Rule 11 Agreement providing that service was properly effectuated on all Defendants on July 7, 2025, and that Defendants' deadline to Answer is August 4, 2025.

4. That same day, on July 8, Defendants Gerald J. Ford; Diamond A Financial, L.P.; and Diamond HTH Stock Company GP, LLC (among others) signed and publicly filed with the U.S. Securities and Exchange Commission a Schedule 13D amendment stating that they "intend to sell some or substantially all the shares of [Hilltop Holdings Inc.] Common Stock beneficially owned by them from time to time as they determine

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appropriate, subject to compliance with applicable law and Hilltop's charter." The Schedule 13D amendment further states that any such sale "may be made by each Reporting Person, at any time and from time to time, without prior notice, in open market transactions (including, without limitation, under Rule 144), in privately negotiated transactions or otherwise."

5. On July 9, 2025, Plaintiffs' counsel submitted a letter to Defendants' counsel. That letter stated that in Plaintiffs' view, any sale of Defendant Diamond A Financial, L.P.'s assets, including its stock in Hilltop Holdings, "would constitute a breach of . . . fiduciary duties and irreparably harm" Plaintiffs. Counsel further advised that Plaintiffs "will be forced to seek emergency relief in court" absent "written assurance" that "no sale will take place" pending this Court's "consider[ation]" of "a temporary injunction to prevent a sale."

6. Defendants' counsel responded later that day, and the parties' counsel together proceeded to negotiate a "standstill" that would maintain the status quo regarding Diamond A Financial, L.P.'s assets related to

Hilltop Holdings stock until this Court can consider whether to enter a Temporary Injunction.

7.   The parties have now reached agreement as follows.

8.   Defendants agree that, prior to the expiration of five business days after this Court holds a hearing on Plaintiffs' forthcoming Application for Temporary Injunction, the Defendants shall not directly, or indirectly through any other person acting on behalf of Defendants, (i) initiate, solicit, knowingly encourage, or knowingly facilitate any inquiries, proposals or offers with the objective of consummating a Transaction (hereinafter defined), (ii) participate in any negotiations or discussions or communicate with any third party with the objective of consummating a Transaction, or (iii) provide to any third party any confidential information relating to Diamond A Financial, L.P., Hilltop Holdings Inc. or any of its subsidiaries with the intent to induce the making, submission or announcement of, a Transaction, or the making of any proposal that would reasonably be expected to lead to a Transaction.   "Transaction" means   (i) any reorganization, dissolution or recapitalization of Diamond A Financial, L.P.;

(ii) any merger, share exchange, tender offer, consolidation or any acquisition of, or involving, Diamond A Financial, L.P.; or (iii) any direct or indirect sale, disposition or other transfer of any of, or grant of the right to purchase or otherwise acquire, directly or indirectly, any of the equity interests or assets of Diamond A Financial, L.P., including, without limitation, any securities of Hilltop Holdings Inc. held, directly or indirectly, by Diamond A Financial, L.P. (including, for purposes of this subsection (iii) only, any of the foregoing effectuated by a merger, share exchange, tender offer, consolidation, reorganization or another business combination type transaction involving Diamond A Financial, L.P. in which Diamond A Financial, L.P. as an entity is, or the equity interests or assets of Diamond A Financial, L.P. are directly affected or changed) other than with the Plaintiffs and their affiliates in connection the possible resolution of the dispute and controversy to which this Agreement relates. Notwithstanding the foregoing, nothing in this Agreement shall prohibit any action required by applicable law such as those related to securities law filings.

9.   In exchange, Plaintiffs agree that they will expeditiously file their Application for Temporary Injunction on or before August 1, 2025.

10.   The parties further agree that the commitments made by each side in this Rule 11 Agreement preclude the need for Plaintiffs to seek a temporary restraining order prior to a hearing on their forthcoming Application for Temporary Injunction.

11.   This Rule 11 Agreement does not waive Defendants' rights to challenge the jurisdiction of the Business Court.

12.   Upon the filing of this Rule 11 Agreement, the parties will jointly contact the Court Manager to request that the Court set a hearing on Plaintiffs' forthcoming Application for Temporary Injunction and any Plea to the Jurisdiction and Motion to Transfer filed by Defendants, on one of the following mutually agreeable dates:

    a. Friday, August 15;

    b. Tuesday, August 19; or

    c. Wednesday, August 27

13.   To the extent Defendants wish to have a Plea to the Jurisdiction or Motion to Transfer heard at the same hearing as the Application for Temporary Injunction, Defendants will file such Plea or Motion on or before August 4, 2025.

14.   No more than 48 hours after the filing of this Rule 11 Agreement, Defendants shall file a Schedule 13D amendment with the U.S. Securities and Exchange Commission disclosing the material terms of this Rule 11 Agreement.

15.   The signatures below are evidence of intent that this is a Rule 11 agreement and enforceable upon filing with the court. Tex. R. Civ. P. 11.

Dated: July 16, 2025

AGREED:

/s/ *William T. Thompson*
Kyle D. Hawkins
Texas Bar No. 24094710
William T. Thompson
Texas Bar No. 24088531
Todd Disher
Texas Bar No. 24081854
LEHOTSKY KELLER COHN LLP
408 W. 11th Street, 5th Floor
Austin, TX 78701
T: (512) 693-8350
F: (512) 727-4755
kyle@lkcfirm.com
will@lkcfirm.com
todd@lkcfirm.com

Jacob B. Kring
State Bar No. 24062831
Scott D. Weber
Texas Bar No. 21044875
Cody M. White
State Bar No. 24131758
HUSCH BLACKWELL LLP
1900 N. Pearl Street, Suite 1800
Dallas, Texas 75201
T: (214) 999-6100
F: (214) 999-6170
Jacob.Kring@HuschBlackwell.com
Scott.Weber@HuschBlackwell.com
Cody.White@HuschBlackwell.com

Counsel for Plaintiffs

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/s/   *Jim Hartnett, Jr.*
Jim Hartnett, Jr.
Texas Bar No. 09169200
THE HARTNETT LAW FIRM
2920 N. Pearl Street
Dallas, TX 75201
T: (214) 742-4655
jim@hartnettlawfirm.com

Counsel for Defendants for the limited purpose of agreeing to the terms of this Rule 11 Agreement